UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company” or “Golden Ocean”), dated August 18, 2025, announcing key dates and information in connection with the merger with CMB.TECH NV (the “Merger”).

Attached hereto as Exhibit 99.2 is a press release of the Company, dated August 19, 2025, announcing that the last day of trading and listing of Company common shares will be August 19, 2025, subject to approval at the Special General Meeting of Shareholders (“SGM”) and completion of the Merger.

Attached hereto as Exhibit 99.3 is a press release of the Company, dated August 19, 2025, announcing the Company held the SGM on August 19, 2025 and that all resolution set out in the notice of the SGM were approved, including, among other things, that the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH NV as the issuer of the Merger consideration shares has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: August 19, 2025	Name: Peder Simonsen
Title: Principal Executive Officer